DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
WI-FI TV, INC.

2. The articles have been amended as follows (provide article numbers, if available):

SECOND: This Corporation is authorized to issue two classes of stock, which are voting Common Stock and Preferred Stock. The shares of Common Stock which this Corporation is authorized to issue shall have a par value of $.001 per share and the number of shares of Common Stock this Corporation is authorized to issue is 10,000,000,000. The shares of Preferred Stock this Corporation is authorized to issue shall have a par value of $.01 per share and the number of shares of Preferred Stock this Corporation is authorized to issue is 10,000,900 shares. Of such amount, the Corporation hereby designates and establishes two (2) series of Preferred Stock, namely Class A Convertible Preferred Stock and Class B Convertible Preferred Stock. The number of shares of Class A Convertible Preferred Stock the Corporation is authorized to issue shall be 10,000,000 shares and the number of shares of Class B Convertible Preferred Stock the Corporation is authorized to issue shall be 900 shares. Each share of Preferred Stock shall have the respective rights and privileges designated on the Statement of Attributes attached to a Certificate of Amendment to Articles of Incorporation previously filed with the Nevada Secretary of State. The Board of Directors, within any limits and restrictions stated, may determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 1,359,216,353

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): Rachel Kay

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 09/29/05